ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company

ING Rollover Choice Variable Annuity

Supplement dated August 15, 2005 to the
Contract Prospectus and Statement of Additional Information dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information. You should read this Supplement along with the current Contract Prospectus and Statement of Additional Information (SAI).

Effective September 1, 2005, or upon state approval, whichever is later, an optional Minimum Guaranteed Income Benefit ("MGIB") rider may be available under your Contract. The MGIB rider is an optional benefit available for an extra charge, as described below.

The following section is added to the "Separate Account Annual Charges" subsection of the "Fees and Expenses" section of the Contract Prospectus.

Optional Rider Charge [6]

Minimum Guaranteed Income Benefit rider:

As an Annual Charge	As a Quarterly Charge
0.60% of the MGIB Benefit Base[7]	0.15% of the MGIB Benefit Base[7]

[6]   We deduct optional rider charges from the subaccounts in which you are invested on each quarterly Contract anniversary and pro-rata on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

[7]   Please see "Minimum Guaranteed Income Benefit Rider Charge" and "Optional Minimum Guaranteed Income Benefit Rider" in this supplement.

The following replaces the Example section beginning on page 7 of the Contract Prospectus.

Example:
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract owner transaction expenses, Contract fees, separate account annual expenses, and Trust or Fund fees and expenses.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Trusts or Funds. Specifically, the example assumes election of Option Package III for Contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual Contract administrative charge as an annual charge of 0.01% of assets. The Example also assumes you elected the Minimum Guaranteed Income Benefit rider with an assumed charge of 0.74% annually, where the rider base is equal to the initial premium and increases by 5% annually, and the rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 5% per year. The assumed annual rider charge of 0.74% results from the assumption of a 5% annual increase in the rider base and a 5% earnings increase in the Contract value before expenses. Thus, 0.74% represents an annual charge over the 10-year period which is equivalent to a charge of 0.15% of the rider base per quarter over the same period. If you elect different options, your expenses may be lower. Note that if some or all of the amounts held under the Contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to annuitize your Contract within the first Contract year and, under certain circumstances, within the first 7 Contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$989	$1,747	$2,521	$5,246
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$989	$1,747	$2,521	$5,246
3) If you do *not* surrender your Contract:			
1 year	3 years	5 years	10 years
$389	$1,247	$2,221	$5,246

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions - Selling the Contract" in the Contract Prospectus.

The following replaces the last paragraph of the "Contract Value in the Subaccounts" section on page 20 of the Contract Prospectus.

On each business day after the Contract date, we calculate the amount of Contract value in each subaccount as follows:

(1)   We take the Contract value in the subaccount at the end of the preceding business day.

(2)   We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

(3)   We add (1) and (2).

(4)   We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.

(5)   We subtract from (4) any withdrawals and any related charges, and then subtract any Contract fees (including any rider charges) and premium taxes.

The following section is added to the "Charges Deducted from the Subaccounts" subsection of the "Charges and Fees" section of the Contract Prospectus.

Optional Minimum Guaranteed Income Benefit Rider Charge. Subject to state availability, you may purchase an optional Minimum Guaranteed Income Benefit rider. So long as the rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the Contract value of the subaccounts in which you are invested. If there is insufficient Contract value in the subaccount, we will deduct the charge from your Fixed Interest Allocations nearest their maturity date. We deduct each rider charge on the quarterly Contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If the rider is added to an existing Contract, the first quarter's charge will be reduced proportionally for the portion of the quarter that the rider was not in effect.

A "quarterly anniversary date" is the date three months from the Contract date that falls on the same date in the month as the Contract date. For example, if the Contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

For a description of the rider and the defined terms used in connection with the rider, see "Optional Minimum Guaranteed Benefit Income Rider," below.

Minimum Guaranteed Income Benefit (MGIB). The charge for the MGIB rider is as follows:

As an Annual Charge	As a Quarterly Charge
0.60% of the MGIB Benefit Base	0.15% of the MGIB Benefit Base

The following section is added to the Contract Prospectus.

Optional Minimum Guaranteed Income Benefit Rider

Effective September 1, 2005, and subject to state availability, you may elect to purchase an optional Minimum Guaranteed Income Benefit ("MGIB") rider. The MGIB rider has a separate charge. Once elected, the rider generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. Please see "Optional Rider Charge" above, for information on rider charges.

For Contracts issued on or after September 1, 2005, the MGIB rider must be elected with your application. For Contracts issued prior to September 1, 2005 where the MGIB rider is approved, you must elect the MGIB rider by submitting your election in writing to us at our Customer Service Center on or before November 30, 2005. We reserve the right to offer other election periods to existing contract holders at our discretion.

The following describes the optional MGIB rider. **Please retain this supplement with your Contract Prospectus so that you will have it for future reference.**

The MGIB rider may not be appropriate for all investors. You should analyze the rider thoroughly and understand it completely before you select it. The MGIB rider does not guarantee any return of principal or premium payments and does not guarantee performance for any specific investment portfolio under the Contract. You should consult a qualified financial adviser in evaluating the MGIB rider.

The MGIB rider may not be available in all states. Check with our Customer Service Center for availability in your state. The telephone number is (800) 366-0066.

Rider Date. The rider date is the date the MGIB rider becomes effective. The rider date is also the Contract date if you purchase the MGIB rider when the Contract is issued.

No Cancellation. Once you purchase the MGIB rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the MGIB rider. Once the Contract continues beyond the free look period, you may not cancel the MGIB rider. The Company may, at its discretion, cancel and/or replace the MGIB rider at your request in order to renew or reset the rider.

Termination. The MGIB rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or

- die during the accumulation phase (first owner to die if there are multiple Contract owners, or at death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGIB rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). In addition to spousal continuation, the following transactions are not considered a change of ownership for purposes of termination of the MGIB rider:

1) Transfers from custodian to custodian;
2) Transfers from a custodian for the benefit of an individual to the same individual;
3) Transfers from an individual to a custodian for the benefit of the same individual;
4) Collateral assignments;
5) Transfers from trust to trust where the Contract owner and the grantor of the trust is the same individual;
6) Transfers from an individual to a trust where the Contract owner and the grantor of the trust is the same individual;
7) Transfers from a trust to an individual where the Contract owner and the grantor of the trust is the same individual.

Other circumstances that may cause the MGIB rider to terminate automatically are discussed below.

Minimum Guaranteed Income Benefit ("MGIB") Rider. The MGIB rider is an optional benefit that guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date, regardless of fluctuating market conditions. The amount of the Minimum Guaranteed Income Benefit will depend on the amount of premiums you pay during the first rider year, the amount of Contract value you allocate or transfer to Special Fund or Excluded Fund transfers, and any withdrawals you take while the rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the MGIB benefit.

The following investment options are designated as Special Funds for purposes of calculating the MGIB Benefit Base: ING Liquid Assets Portfolio, ING PIMCO Core Bond Portfolio, ING PIMCO Total Return Portfolio, ING VP Intermediate Bond Portfolio, ING Oppenheimer Strategic Income Portfolio, ING Solution Income Portfolio, PIMCO VIT Real Return Portfolio, the Fixed Account, and the Fixed Interest Division. Please see "The Trust and Funds — Covered Funds and Special Funds" in your Contract Prospectus. No investment options are currently designated as Excluded Funds.

The charge we deduct under the MGIB Rider is 0.60% of the MGIB Benefit Base. The calculation of the MGIB Benefit Base is described in "Determining the MGIB Annuity Income," below.

Ordinarily, the amount of income that will be available to you on the annuity start date is based on your Contract value, the annuity option you selected and the guaranteed income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

1) your annuity income based on your Contract value on the MGIB Date adjusted for any Market Value Adjustment (see Appendix C of the Contract Prospectus and the Fixed Account II prospectus) applied to the guaranteed income factors specified in your Contract for the annuity option you selected;

2) your annuity income based on your Contract value on the MGIB Date adjusted for any Market Value Adjustment (see Appendix C of the Contract Prospectus and the Fixed Account II prospectus) applied to the then-current income factors in effect for the annuity option you selected; or

3) the MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any premium tax recovery and Market Value Adjustment (see Appendix C of the Contract Prospectus and the Fixed Account II prospectus) that would otherwise apply at annuitization.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the Contract value in the future is unknown, so the income provided under a Contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base (greater of the Rollup and Ratchet Bases) is sufficiently in excess of the Contract value to offset the additional conservatism reflected in the rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the Contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will generally produce greater income than the rider. Please see Appendix A — Examples of Minimum Guaranteed Income Benefit Calculation, at the end of this supplement.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a Contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. The MGIB Benefit Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of eligible premium (or Contract value, if applicable) and subsequently allocated eligible premiums, withdrawals and transfers.

Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. **We require a 10-year waiting period before you can annuitize the MGIB rider benefit.** The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent Contract anniversary. At your request, the Company may in its discretion extend the latest Contract annuity start date without extending the MGIB Date.

Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

1) **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base, which may be reduced by an amount equal to the ratio of any outstanding loan balance (where applicable) to the Contract value multiplied by the MGIB Base.

   a) **Calculation of MGIB Rollup Base**

   The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), (b) and (c) where:

   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds; and
   (c) is the Contract value of Excluded Funds.

   The Maximum MGIB Base applicable to the MGIB Rollup Base is 300% of eligible premiums adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the Contract value. The Maximum MGIB Base is not allocated by Fund category.

   The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base. The MGIB Rollup Base accumulates at 0% thereafter. The MGIB Rate is currently 5%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those Contracts that have already purchased the MGIB rider.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those premiums paid within one year of purchasing the MGIB rider. Premiums added after that date are excluded from the MGIB Rollup Base.

Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in Contract value in that Fund category resulting from the withdrawal. This means that the MGIB Rollup Base for Covered Funds, Special Funds or Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the Contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the Contract value in Covered Funds is reduced by 25% as the result of a withdrawal, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

Because the MGIB Rollup Base is tracked separately for Covered, Special and Excluded Funds, when you make transfers between Covered, Special Funds and Excluded Funds, there is an impact on the MGIB Rollup Base. Net transfers between Covered Funds and Special Funds will reduce the MGIB Rollup Base allocated to Covered Funds or Special Funds, as applicable, on a pro-rata basis. This means that the MGIB Rollup Base allocated to Covered Funds or Special Funds will be reduced by the same percentage as the transfer bears to the Contract value allocated to Covered Funds or Special Funds. For example, if the Contract value in Covered Funds is reduced by 25% as the result of the transfer, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the transfer). The resulting increase in the MGIB Rollup Base allocated to Special or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Covered Funds. Transfers from Special Funds to Covered Funds are treated in the same way.

Net transfers from Excluded Funds will reduce the MGIB Rollup Base allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGIB Rollup Base allocated to Covered or Special Funds, as applicable, will equal the lesser of the Contract value transferred and the reduction in the MGIB Rollup Base allocated to Excluded Funds.

b) Calculation of MGIB Ratchet Benefit Base

The MGIB Ratchet Benefit Base is equal to the sum of (a) and (b) where:

(a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
(b) is the Contract value for Excluded Funds.

The MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds equals:

- on the rider date, eligible premiums or the Contract value (if the rider is added after the Contract date) allocated to Covered Funds, Special Funds and Excluded Funds;

- on each Contract anniversary date prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is set equal to the greater of :

    1) the current Contract value allocated to Covered Funds, Special Funds and Excluded Funds (after any deductions occurring on that date); and

    2) the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds from the most recent prior Contract anniversary date, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds and transfers.

- at other times, the MGIB Ratchet Base for Covered Funds, Special Funds or Excluded Funds is the MGIB Ratchet Base from the prior Contract anniversary date, adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds and transfers.

The MGIB Ratchet Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Ratchet Benefit Base used to determine benefits.

2) **Then we determine the MGIB annuity income by multiplying your MGIB Benefit Base (adjusted for any Market Value Adjustment (see Appendix C of the Contract Prospectus and the Fixed Account II prospectus), surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

MGIB Income Options

The following are the MGIB Income Options available under the MGIB Rider:

(i) Income for Life (Single Life or Joint with 100% Survivor) and 10-20 year certain.

(ii) Income for 20-30 year certain.

(iii) Any other income plan offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the rider. This option may only be exercised on a Contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in this supplement. The Contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments, including Early MGIB benefits, under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize under the Contract without regard to the rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting Contract and rider values.

Please note that if you elect partial annuitization, income payments received will be taxed as withdrawals. Please consult your tax adviser before making this election, as the taxation of partial annuitization is uncertain.

Purchase. To purchase the MGIB rider, you must be age 70 or younger on the rider date and the ten-year waiting period must end at or prior to the latest annuity start date. Generally, the MGIB rider must be purchased (i) on the Contract date, or (ii) within thirty days after the Contract date. For Contracts issued prior to September 1, 2005, where the MGIB rider is approved, you must elect the MGIB rider by submitting your election in writing to us at our Customer Service Center on or before November 30, 2005, or as we otherwise provide at our discretion. **There is a ten-year waiting period before you can annuitize under the MGIB rider, unless you elect Early MGIB benefits.**

The MGIB Date. If you purchased the MGIB rider on the Contract date or added the MGIB rider within 30 days following the Contract date, the MGIB Date is the Contract anniversary on or after the tenth Contract anniversary when you decide to exercise your right to annuitize under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the Contract anniversary at least 10 years after the rider date when you decide to exercise your right to annuitize under the MGIB rider.

Early MGIB. Prior to the MGIB Date, you may elect to receive Early MGIB benefits by providing a written request to our Customer Service Center within 30 days prior to an Early MGIB Exercise Date, which is a Contract anniversary prior to the MGIB Date. Your election to receive Early MGIB benefits will become effective as of the Early MGIB Exercise Date following receipt of this request in good order. **The first Early MGIB Exercise Date is specified in your rider and is currently the first Contract anniversary which is at least 5 years after the rider date.**

If you elect to receive Early MGIB benefits, the MGIB Annuity Income will be determined as noted above in "Determining the MGIB Annuity Income," but will be adjusted by using an Age Setback formula. Under this formula, the MGIB Annuity Income will equal the MGIB Benefit Base multiplied by the adjusted MGIB income factors, which are equal to the MGIB income factors defined in "Determining the MGIB Annuity Income" above, adjusted using age setbacks to compensate for the early annuitization. The adjusted MGIB income factors are determined by adjusting the Contract owner's age for each whole or partial rider year between the Early MGIB Exercise Date and the 10th Contract anniversary after the rider date.

For example, if a 65 year-old Contract holder is in the 6th year of the MGIB rider and elects to receive Early MGIB benefits, the MGIB income factors used to determine the MGIB Annuity Income would be adjusted by using the MGIB income factors for a 61 year-old Contract holder, because the Contract holder's age (65) is adjusted by subtracting the four years remaining until the 10th Contract anniversary occurring after the rider date.

No Change of Annuitant. Once you purchase the MGIB rider, the annuitant may not be changed except for the following exception. If an annuitant who is not a Contract owner dies prior to annuitization, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Benefit Base is unaffected and continues to accumulate.

Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using Contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Election of Early MGIB Benefits may result in a lesser stream of income payments than waiting the entire 10 year waiting period. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your Contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

Taxation. For nonqualified Contracts, the income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGIB rider could increase the Contract value that applies. Thus, the income on the Contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the MGIB benefit, as withdrawals rather than annuity payments. Please consult your tax adviser before electing a partial annuitization.

The following adds information about investment options that may be available under your Contract.

New Investment Options. Effective September 1, 2005, the following new investment options may be available under your Contract.

ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio

The ING American Funds Portfolios are "Master-Feeder" funds. Funds offered in a Master Feeder structure may have higher fees and expenses than a fund that invests directly in debt and equity securities. The Fund Expense Table information included below reflects the aggregate annual operating expenses of each portfolio and its corresponding master fund.

The following adds information about the new funds to the Fund Expense Table beginning on page 3 of the Contract Prospectus.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING American Funds Growth Portfolio [26][27]	0.35%	0.75%	0.04%	1.14%	--	1.14%
ING American Funds Growth-Income Portfolio [26][27]	0.29%	0.75%	0.05%	1.09%	--	1.09%
ING American Funds International Portfolio [26][27]	0.54%	0.75%	0.08%	1.37%	--	1.37%

(26) This table shows the estimated operating expenses for the Portfolios as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year. This table reflects the aggregate annual operating expenses of each Portfolio and its corresponding Master Fund (Class 2 shares of American Funds Insurance Series® - Growth Fund, Growth-Income Fund, and International Fund.) Each Master Fund pays Capital Research Management Company (CRMC), the investment adviser to the Master Funds, a management fee for advisory expenses at current asset levels of the Master Funds of 0.35%, 0.28% and 0.53%, respectively. Pursuant to its investment management agreement with the Trust, ING Investments, LLC may charge an annual advisory fee at asset levels that are the same as the current asset levels of the Master Funds equal to 0.35%, 0.29% and 0.54% of average daily net assets for the ING American Funds Growth Portfolio, the ING American Funds Growth-Income Portfolio, and the ING American Funds International Portfolio, respectively, if the respective Portfolio does not invest substantially all of its assets in another investment company. If a Portfolio invests substantially all of its assets in another investment company, ING Investments, LLC does not charge an advisory fee. Each Portfolio anticipates investing substantially all of its assets in another investment company. CRMC has voluntarily agreed to waive a portion of its management fee. Including this waiver, the Total Annual Fund Operating Expenses for the ING American Funds Growth Portfolio, the ING American Funds Growth-Income Portfolio, and the ING American Funds International Portfolio would have been 1.13%, 1.08%, and 1.36%, respectively. This arrangement may be discontinued by CRMC at any time.

(27) Shares of each Portfolio are subject to a Rule 12b-1 fee at an annual rate of 0.50% of average daily net assets payable to Directed Services, Inc. In addition, Class 2 shares of each of the Master Funds pay 0.25% of average net assets annually pursuant to a Plan of Distribution or 12b-1 plan. Shareholders of the Class 2 shares of the Master Funds pay only their proportionate share of 12b-1 plan expenses. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for ING American Funds Growth Portfolio, ING American Funds Growth-Income Portfolio, and ING American Funds International Portfolio, respectively, if the respective Portfolio does not invest substantially all of its assets in another investment company. If a Portfolio invests substantially all of its assets in another investment company, ING Funds Services, LLC does not charge an administration fee. Each Portfolio anticipates investing substantially all of its assets in another investment company.

The following information is added to Appendix B "The Investment Portfolios" section of the prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investments
ING Investors Trust - ING American Funds Growth Portfolio	ING Investments, LLC **Investment Adviser to Master Funds**: Capital Research Management Company	Seeks to make your investment grow. The Portfolio operates as a "feeder fund" which invests all of its assets in the "master fund" which is Class 2 shares of the Growth Fund, a series of American Funds Insurance Series®, a registered open-end investment company. The master fund invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The Growth Fund is designed for investors seeking long-term capital appreciation through stocks.
ING Investors Trust - ING American Funds Growth-Income Portfolio	ING Investments, LLC **Investment Adviser to Master Funds**: Capital Research Management Company	Seeks to make your investment grow and provide you with income over time. The Portfolio operates as a "feeder fund" which invests all of its assets in the "master fund" which is Class 2 shares of the Growth-Income Fund, a series of American Funds Insurance Series®, a registered open-end investment company. The master fund invests primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The Growth-Income Fund is designed for investors seeking both capital appreciation and income.
ING Investors Trust - ING American Funds International Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow over time. The Portfolio operates as a "feeder fund" which invests all of its assets in the "master fund" which is Class 2 shares of the International Fund, a series of American Funds Insurance Series®, a registered open-end investment company. The master fund invests primarily in common stocks of companies located outside the United States. The International Fund is designed for investors seeking capital appreciation through stocks.

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1

Age		Contract without the MGIB Rider	Contract with the MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	0.0%	0.00%
	Rider Charge	0.0%	0.60%
65	Contract Value	$100,000	$92,219
	Contract Annuity Factor	4.71	4.71
	Monthly Income	**$471.00**	**$434.35**
	MGIB Rollup	n/a	$162,889
	MGIB Ratchet	n/a	$100,000
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	**n/a**	**$721.60**
	Income	$471.00	$721.60

Example 2

Age		Contract without the MGIB Rider	Contract with the MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	3.0%	3.0%
	Rider Charge	0.0%	0.60%
65	Contract Value	$134,392	$125,479
	Contract Annuity Factor	4.71	4.71
	Monthly Income	**$632.98**	**$591.01**
	MGIB Rollup	n/a	$162,889
	MGIB Ratchet	n/a	$125,479
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	**n/a**	**$721.60**
	Income	$632.98	$721.60

Example 2

Age		Contract without the MGIB Rider	Contract with the MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	8.0%	8.0%
	Rider Charge	0.0%	0.60%
65	Contract Value	$215,892	$203,808
	Contract Annuity Factor	4.71	4.71
	Monthly Income	**$1,016.85**	**$959.93**
	MGIB Rollup	n/a	$162,889
	MGIB Ratchet	n/a	$203,808
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	**n/a**	**$902.87**
	Income	$1,016.85	$959.93

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.